ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-263376
Dated June 1, 2023

Contingent Income Auto-Callable Securities with Memory Coupon and 6-Month Initial Non-Call Period based on the worst performing index among the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index due on or about June 12, 2026

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with Memory Coupon and 6-Month Initial Non-Call Period (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying index and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying indices:	Nasdaq-100 Index® (Bloomberg Ticker: “NDX”) Russell 2000® Index (Bloomberg Ticker: “RTY”) S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per security
Pricing date:	Expected to be June 9, 2023
Original issue date:	Expected to be June 14, 2023 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	Expected to be June 9, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be June 12, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:

If, on any determination date (other than the first determination date and final determination date), the closing level of each underlying index is equal to or greater than its call threshold level, the securities will be automatically redeemed for an early redemption amount on the first contingent payment date immediately following the related determination date.

Early redemption amount:

The early redemption amount will be an amount equal to (i) the stated principal amount plus (ii) the contingent payment with respect to the related determination date and any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature.

Contingent payment:	◼

If the closing level of each underlying index is equal to or greater than its coupon barrier level on any determination date, we will pay a contingent payment of $23.75 (equivalent to 9.50% per annum of the stated principal amount) per security, plus any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature, on the related contingent payment date.

◼ If the closing level of any underlying index is less than its coupon barrier level on any determination date, no contingent payment will be made on the related contingent payment date.
Memory coupon feature:

If a contingent payment is not paid on a contingent payment date (other than the maturity date) because the closing level of any underlying index is less than its coupon barrier level on the related determination date, such contingent payment will be paid on a later contingent payment date if the closing level of each underlying index is equal to or greater than its coupon barrier level on the relevant determination date. For the avoidance of doubt, once a previously unpaid contingent payment has been paid on a later contingent payment date, it will not be made again on any subsequent contingent payment date.

If the closing level any underlying index is less than its coupon barrier level on each of the specified determination dates, you will receive no contingent payments during the term of, and will not receive a positive return on, the securities.

Determination dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events.
Payment at maturity:	◼

If the final index level of each underlying index is equal to or greater than its downside threshold level:

(i) the stated principal amount plus (ii) any contingent payment otherwise payable on the maturity date and any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature.

◼

If the final index level of any underlying index is less than its downside threshold level:

a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return of the worst performing underlying index, for an amount equal to (i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying index.

If the final index level of any underlying index is less than its downside threshold level, investors will lose a significant portion and, in extreme situations, all of their initial investment regardless of the performance of any other underlying index.

Underlying return:	With respect to each underlying index, the quotient, expressed as a percentage of the following formula: (final index level − initial index level) / initial index level
Worst performing underlying index:	The underlying index with the lowest underlying return as compared to any other underlying index
Call threshold level:	With respect to each underlying index, 100.00% of its initial index level. The actual call threshold levels will be determined on the pricing date.
Coupon barrier level:	With respect to each underlying index, 75.00% of its initial index level. The actual coupon barrier levels will be determined on the pricing date.
Downside threshold level:	With respect to each underlying index, 75.00% of its initial index level. The actual downside threshold levels will be determined on the pricing date.
Initial Index level:	With respect to each underlying index, the closing level of such underlying index on the pricing date.
Final Index level:	With respect to each underlying index, the closing level of such underlying index on the final determination date.
CUSIP / ISIN:	90279GMM8 / US90279GMM86
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.50% of the aggregate principal amount.
Estimated initial value:	Expected to be between $920.50 and $950.50 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/1114446/000183988223014497/ubs2000805047_424b2-07703.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold level of 75.00% of the hypothetical initial index level of the worst performing underlying index and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Worst Performing Underlying Index	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of loss at maturity. The securities differ from ordinary debt securities in that UBS will not necessarily repay the stated principal amount of the securities at maturity. If the securities are not redeemed prior to maturity, UBS will repay you the stated principal amount of your securities in cash only if the final index level of each underlying index is equal to or greater than its downside threshold level and will only make such payment at maturity. If the securities are not redeemed prior to maturity and the final index level of any underlying index is less than its downside threshold level, you will lose a significant percentage or all of your principal amount equal to the underlying return of the worst performing underlying index.

▪Contingent repayment of stated principal amount only at maturity.

▪The contingent payments payable on the securities, if any, will be based solely on the closing levels of the underlying indices on the specified determination dates.

▪You may not receive any contingent payments.

▪Greater expected volatility with respect to, and lower expected correlation of, the underlying indices generally reflects a higher contingent payment and a higher expectation as of the pricing date that the closing level of any underlying index could be less than its downside threshold level on the final determination date of the securities.

▪Reinvestment risk.

▪Your potential return on the securities is limited and you will not participate in any increase of the underlying indices.

▪Because the securities are linked to the performance of more than one underlying index, there is an increased probability that you will not receive a contingent payment on any determination date and that you will lose a significant portion or all of your initial investment.

Risks Relating to Characteristics of the Underlying Indices

▪Market risk.

▪You are exposed to the market risk of each underlying index.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪Changes affecting the underlying indices could have an adverse effect on the value of the securities.

▪There is no affiliation between the respective index sponsors and UBS, and UBS is not responsible for any disclosure by such.

▪The underlying indices reflect price return, not total return.

▪The securities are subject to risks associated with non-U.S. companies.

▪The securities are subject to small-capitalization stock risks.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

▪Potentially inconsistent research, opinions or recommendations by UBS.

▪Potential UBS impact on an underlying index or index constituent stock.

Risks Relating to General Credit Characteristics

▪Credit risk of UBS.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement. You should consult your tax advisor about your tax situation.

Underlying Indices

For information about the underlying indices, including historical performance information, see “Information About the Underlying Indices” in the preliminary pricing supplement.

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